UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Brazilian Securities and Exchange Commission – CVM Instruction No. 358/2002, CPFL Energia S.A. (“CPFL Energia”) informs that CPFL Energias Renováveis S.A. (“CPFL Renováveis”) has released, on the date hereof, the following Announcement to the Market:

“CPFL Energias Renováveis S.A., a publicly-held company with headquarters in the City of São Paulo, São Paulo State, at Avenida Dr. Cardoso de Melo, 1184, 7th floor, Vila Olimpia, CEP 04548-004, corporate taxpayer’s ID (CNPJ) number 08.439.659/0001-50 ("Company") announces that the National Electric Energy Agency (ANEEL), published, on the date hereof, the dispatches No. 3,006, No. 3,007, No. 3,008, No. 3,009, No. 3,010, No. 3,011 and No. 3,012 stating that the 7 wind farms contracted in the 2009 Reserve Energy Auction (LER)  complied with the requirements to be considered qualified to start operating from the beginning of July 2012. Therefore, the wind farms of Santa Clara I, Santa Clara II, Santa Clara III, Santa Clara IV and Santa Clara V will have their revenues recognized from July 1, 2012, while the wind farms Santa Clara VI and Eurus IV will have their revenues recognized from July 2 and 4, 2012, respectively. The wind farms total an installed capacity of 188 MW and are located in the municipality of Parazinho, State of Rio Grande do Norte.”

São Paulo, October 1, 2012.

CPFL Energia S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 1, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.